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                                 SEWARD & KISSEL LLP
                                One Battery Park Plaza
                                 New York, N.Y. 10004

                              Telephone: (212) 574-1200
                              Facsimile: (212) 480-8421

                             Writer's Direct Dial Number
                                   (212) 574-1338


                                                         October 31, 2000

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

                   RE:       Alliance Municipal Trust
                             (File Nos. 2-79807 and 811-3586)
                             Accession #: 0000919574-00-000887
                             CIK #: 0000707857

          Dear Ladies and Gentlemen:

              The purpose of this letter is to request that the Form N1-A for the Alliance Municipal Trust filed on October 30, 2000 (Accession #: 0000919574-00-000887) be withdrawn from the SEC's database.

              We inadvertently filed an amendment to the registration
          statement of Alliance Municipal Trust without a prospectus module.
	    Subsequent to the incomplete filing, we refiled the registration
	    statement with the prospectus module (Accession #: 0000919574-
          00-000906 - filed on October 31, 2000).  We respectfully request
	    that the SEC withdraw the Form N1-A filing for Alliance Municipal Trust
	    made on October 30, 2000 (Accession #: 0000919574-00-000887) pursuant
	    to Rule 477(a) under the Securities Act of 1933.

              We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


                                            Sincerely,


                                            /s/ David M. Schwarz
                                            ___________________________
                                                David M. Schwarz






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